RECEIVED

19 A 10:03

smiths

Smiths Group plc
765 Finchley Road London NW11 8DS
T: 020 8458 3232 F: 020 8458 4380
www.smiths-group.com

09 March 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA

[redacted]

07021890

Your ref : 82-34872

SUPPL

Dear Sir,

Re : **Rule 12g3-2(b) of the Exchange Act**
File Number 82-34872
Smiths Group plc

Please find enclosed copies of documents Smiths Group plc has recently:

- filed at Companies House, pursuant to the Companies Act 1985, and/or
- mailed to the Company's shareholders, pursuant to the same Act; and/or
- submitted to the Regulatory News Service of the London Stock Exchange, in compliance with the Listing Rules of the UKLA

as detailed on the enclosed summary sheet(s).

These documents are submitted in accordance with the requirements of Rule 12g3-2(b) of the Exchange Act.

Yours faithfully,

PROCESSED
MAR 2 2 2007
THOMSON
FINANCIAL

N.R. Burdett
Assistant Secretary

Direct Line: 020 8457 8229
Local fax: 020 8201 8041
e-mail: neil.burdett@smiths-group.com

dlw 3/20

INFORMATION SUBMITTED TO THE REGULATORY NEWS SERVICE, LONDON STOCK EXCHANGE

21 FEBRUARY TO 09 MARCH 2007

314	22/02/2007 : 09:58:00	Smiths Group PLC - Result of Results
315	23/02/2007 : 09:07:00	Smiths Group PLC - Additional Listing
316	23/02/2007 : 12:11:00	Smiths Group PLC - Additional Listing - Amendment
317	28/02/2007 : 12:58:00	Smiths Group PLC - Total Voting Rights
318	08/03/2007 : 15:40:00	Smiths Group PLC - Holding(s) in Company
319	08/03/2007 : 15:45:00	Smiths Group PLC - Holding(s) in Company

Company	Smiths Group PLC
TIDM	SMIN
Headline	Notice of Results
Released	09:58 22-Feb-07
Number	6837R

smiths

SMITHS GROUP PLC

NOTICE OF MEETING TO DECLARE INTERIM DIVIDEND AND ANNOUNCE RESULTS FOR HALF YEAR

On Wednesday 21 March 2007 a committee of the Board is expected to declare an interim dividend on the ordinary share capital and announce the financial results of the Company for the half-year ended 3 February 2007.

Subject to the declaration of a dividend, the 'ex-dividend' date will be 28 March 2007 and the record date will be 30 March 2007. The dividend payment date will be 27 April 2007.

END

Regulatory Announcement

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Free annual report

Company	Smiths Group PLC
TIDM	SMIN
Headline	Additional Listing
Released	09:07 23-Feb-07
Number	7574R

smiths

Application has been made to The UK Listing Authority and The London Stock Exchange for a block listing of 180,000 Ordinary shares of 25p each under The Smiths Group Sharesave Scheme, to trade on The London Stock Exchange and to be admitted to The Official List upon issuance.

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Regulatory Announcement

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Free annual report

Company	Smiths Group PLC
TIDM	SMIN
Headline	Additional Listing- Amendment
Released	12:11 23-Feb-07
Number	7758R

smiths

This announcement has been re-released replacing headline "Transaction in own shares" with headline "Additional Listing", the text of the original announcement 6835R released at 9.55 on 22 February 2007 remains unaltered.

Application has been made to The UK Listing Authority and The London Stock Exchange for a block listing of 180,000 Ordinary shares of 25p each under The Smiths Industries 1995 Executive Share Option Scheme, to trade on The London Stock Exchange and to be admitted to The Official List upon issuance.

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Total Voting Rights
Released	12:58 28-Feb-07
Number	0377S

smiths

28 FEBRUARY 2007

SMITHS GROUP PLC – VOTING RIGHTS AND SHARE CAPITAL

DISCLOSURE AND TRANSPARENCY RULES DTR 5.6.1 R

TOTAL VOTING RIGHTS = 573,536,935

As at 28 February 2007 the issued share capital of Smiths Group plc comprises 573,536,935 ordinary shares of 25p each nominal value, all of which have been admitted to the Official List of the FSA and admitted to trading on the London Stock Exchange. Each share has one vote on a poll.

Smiths Group plc does not hold any shares in treasury.

Therefore, the total number of voting rights in Smiths Group plc is 573,536,935, which number should be used by shareholders and other parties subject to disclosure obligations as the denominator for the calculations by which they determine if they are required to notify their interest in or a change to their interest in the share capital of Smiths Group plc under the FSA's Disclosure and Transparency Rules.

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Holding(s) in Company
Released	15:40 08-Mar-07
Number	6158S

smiths

TR-1[i]: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached[ii]:	Smiths Group Plc	
2. Reason for the notification (please tick the appropriate box or boxes): n/a *see additional information*		
An acquisition or disposal of voting rights		
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached		
An event changing the breakdown of voting rights		☑
3. Full name of person(s) subject to the notification obligation[iii]:	FMR Corp	
4. Full name of shareholder(s) (if different from 3.) [iv]:	See attached schedule	
5. Date of the transaction and date on which the threshold is crossed or reached[v]:	Revised due to DTR rules	
6. Date on which issuer notified:	7 March 07	
7. Threshold(s) that is/are crossed or reached:		

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction [vi]		Resulting situation after the triggering transaction[vii]				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights ix		% of voting rights	

		viii	Direct	Direct [x]	Indirect [xi]	Direct	Indirect
ISIN – GB0008182700	66,860	66,860			66,860		0.01%

B: Financial Instruments				
Resulting situation after the triggering transaction [xii]				
Type of financial instrument	Expiration date [xiii]	Exercise/ Conversion Period/ Date [xiv]	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)	
Number of voting rights	% of voting rights
66,860	0.01%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable [xv]:
See attached schedule

Proxy Voting:	
10. Name of the proxy holder:	FMR Corp

11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	As discussed with the FSA, prior to the implementation of the EU Transparency Directive, we aggregated the interests in shares of FMR Corp (FMR) and Fidelity International Limited (FIL) together for the purposes of shareholder reporting. According to the new DTR rules we are now reporting the indirect holdings of FMR and FIL separately. A separate notification is being submitted for FIL. Please note these holdings are correct as of close of business 5 March 2007.
14. Contact name:	Sophie Hughes
15. Contact:	Fil-RegulatoryReporting@uk.fid-intl.com

-

FMR

Schedule

Security:	**SMITHS GROUP PLC**		
Current ownership percentage	**0.01%**		
Total Shares Held	**66,860**		
Shares in Issue:	**573,536,935**		
	SHARES HELD	**MANAGEMENT COMPANY**	**UK NOMINEE**
FMR Corp is the parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts.	34,460	FMTC	STATE STR BK AND TR CO LND
	32,400	FMRCO	NORTHERN TRUST CO

-

-

Notes to the Forms

---

[i] This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

[ii] Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

[iii] This should be the full name of (a) the shareholder; (b) the natural person or legal entity acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h) , the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the natural person or legal entity that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the natural person or legal entity holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and natural person or legal entity lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the natural person or legal entity who has a life interest in shares if that person or entity is entitled to exercise the voting rights attached to the shares and the natural person or legal entity who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the controlling natural person or legal entity and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the natural person or legal entity that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

[iv] Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2 unless the holdings of the shareholder would be lower than 5% of the total number of voting rights.

[v] The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect. For passive crossings, the date when the corporate event took effect.

[vi] Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 5%, please state 'below 5%'.

[vii] If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 5%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

viii Direct and indirect

ix In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

X Voting rights to shares held by notifying party (DTR 5.1)

xi Voting rights held by the notifying party independently of any holding of shares (DTR 5.2.1)

xii If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 5%.

xiii date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

xiv If the financial instrument has such a period-please specify the period- for example once every three months starting form the [date]

xv The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

xvi This annex is only to be filed with the competent authority.

xvii Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3.

END

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Holding(s) in Company
Released	15:45 08-Mar-07
Number	6155S

smiths

TR-1[i]: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached[ii]:	Smiths Group Plc
2. Reason for the notification (please tick the appropriate box or boxes): n/a see additional information	
An acquisition or disposal of voting rights	
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	☑
3. Full name of person(s) subject to the notification obligation[iii]:	Fidelity International Limited (FIL)
4. Full name of shareholder(s) (if different from 3.) [iv]:	See attached schedule
5. Date of the transaction and date on which the threshold is crossed or reached[v]:	Revised due to DTR rules
6. Date on which issuer notified:	7 March 07
7. Threshold(s) that is/are crossed or reached:	

8. Notified details:

A: Voting rights attached to shares								
Class/type of shares if possible using the ISIN CODE	**Situation previous to the Triggering transaction [vi]**		**Resulting situation after the triggering transaction[vii]**					
	Number of Shares	**Number of Voting Rights**	**Number of shares**	**Number of voting rights ix**		**% of voting rights**		

		viii	Direct	Direct x	Indirect xi	Direct	Indirect
ISIN – GB0008182700	13,714,239	13,714,239			13,714,239		2.39%

B: Financial Instruments				
Resulting situation after the triggering transaction [xii]				
Type of financial instrument	Expiration date [xiii]	Exercise/ Conversion Period/ Date [xiv]	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)	
Number of voting rights	% of voting rights
13,714,239	2.39%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable [xv]:
See attached schedule

Proxy Voting:	
10. Name of the proxy holder:	Fidelity International Limited (FIL)
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	As discussed with the FSA, prior to the implementation of the EU Transparency Directive, we aggregated the interests in shares of FMR Corp (FMR) and Fidelity International Limited (FIL) together for the purposes of shareholder reporting. According to the new DTR rules we are now reporting the indirect holdings of FMR and FIL separately. A separate notification is being submitted for FMR. Please note these holdings are correct as of close of business 5 March 2007.
14. Contact name:	Sophie Hughes
15. Contact:	Fil-RegulatoryReporting@uk.fid-intl.com

-

FIL

Schedule

Security:	**SMITHS GROUP PLC**
Current ownership percentage	**2.39%**
Total Shares Held	**13,714,239**
Shares in Issue:	**573,536,935**

	SHARES HELD	MANAGEMENT COMPANY	NOMINEE/REGISTERED NAME
Fidelity International Limited (FIL) is the parent holding company for various direct and indirect subsidiary companies, including Fidelity Fund Management Limited (FFML), Fidelity Investment Services Ltd (FISL), Fidelity Gestion (FIGEST), Fidelity Investments Advisory (Korea) Limited (FIAKL), Fidelity Investments Management (Hong Kong) Limited (FIMHK), Fidelity Pension Management (FPM), Fidelity Investments Japan (FIJ) and Fidelity Investments International (FII), investment managers for various non-US investment companies and institutional clients.	44,710	FPM	STATE STR BK AND TR CO LND
	616,950	FPM	NORTHERN TRUST LONDON
	45,640	FPM	MIDLAND SECURITIES SERVICES
	264,800	FPM	MELLON BANK
	350,800	FPM	JP MORGAN, BOURNEMOUTH
	247,130	FPM	BANK OF NEW YORK BRUSSELS
	7,910,375	FIL	JP MORGAN, BOURNEMOUTH
	952,944	FIL	BROWN BROS HARRIMN LTD LUX
	20,260	FIJ	TRUST&CUST SVCS BK LTD TOKO
	2,946,200	FII	BANK OF NEW YORK EUROPE LDN
	314,430	FIGEST	BNP PARIBAS, PARIS

-

Notes to the Forms

---

[i] This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

[ii] Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

[iii] This should be the full name of (a) the shareholder; (b) the natural person or legal entity acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h) , the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the natural person or legal entity that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the natural person or legal entity holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and natural person or legal entity lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the natural person or legal entity who has a life interest in shares if that person or entity is entitled to exercise the voting rights attached to the shares and the natural person or legal entity who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the controlling natural person or legal entity and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the natural person or legal entity that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

[iv] Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2 unless the holdings of the shareholder would be lower than 5% of the total number of voting rights.

[v] The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect. For passive crossings, the date when the corporate event took effect.

[vi] Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 5%, please state 'below 5%'.

vii If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 5%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

viii Direct and indirect

ix In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

X Voting rights to shares held by notifying party (DTR 5.1)

xi Voting rights held by the notifying party independently of any holding of shares (DTR 5.2.1)

xii If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 5%.

xiii date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

xiv If the financial instrument has such a period-please specify the period- for example once every three months starting form the [date]

xv The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

xvi This annex is only to be filed with the competent authority.

[xvii] Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3.

END

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END